

MAIL STOP 3720

June 13, 2007

Mr. Elie Saltoun
Chief Executive Officer
Lexicon United Incorporated
4500 Steiner Ranch Blvd., Suite #1708
Austin, Texas 78732

> **Re:** **Lexicon United Incorporated**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed May 30, 2007**
> **File No. 333-130271**
>
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 17, 2007, as amended May 18, 2007**
> **File No. 0-33131**

Dear Mr. Saltoun:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment one of our letter dated May 4, 2007, and that you revised the offering so that affiliates of the company are no longer offering shares under the registration statement. Please provide your analysis as to why the offering as revised is a secondary offering rather than a primary offering, addressing the factors set forth in prior comment one of our letter dated February 21, 2007 and prior

comment one of our letter dated May 4, 2007. Simply removing the shares offered by affiliates does not necessarily change the nature of your offering from a primary to a secondary offering that the company may conduct under Rule 415.

Prospectus cover page

2. Please revise your statement on the prospectus cover page and on page 18 that, "None of the selling stockholders are 'underwriters' within the meaning of the Securities Act of 1933," as it is possible that a selling shareholder may be an underwriter.

Prospectus Summary, page 4

3. As requested in prior comment five of our letter dated February 21, 2007 and prior comment three of our letter dated May 4, 2007, clarify your status as a SEC reporting company, including the date your reporting obligation commenced.

The Offering, page 5

4. Please update your disclosure regarding the percentage of total outstanding shares that the 249,735 shares being offered represent. In addition, disclose the percentage of shares held by non-affiliates that the shares being offered represent.

Directors, Executive Officers, Promoters and Control Persons, page 19

Directors, Executive Officers and Significant Employees, page 19

5. Please identify all the positions currently held by the persons listed on pages 19-20. In this regard, we note that you do not disclose under the column "Positions Held" that Messrs. Saltoun and Nunez are directors of the company. Please revise your disclosure to make this clear.

Security Ownership of Certain Beneficial Owners and Management, page 21

6. Please update your beneficial ownership table to the most recent practicable date. In this regard, we note that your table reflects beneficial ownership as of January 1, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Cash Flow Items, page 32

Consolidated for Fiscal Years Ended December 31, 2006 and 2005, page 33

7. Revise your table at page 33 and subsequent discussion to reflect the reclassifications that you made to your statement of cash flow for the year ended December 31, 2006.

Liquidity and Capital Resources, page 35

8. We note your response to prior comment eight of our letter dated May 4, 2007, and your revised disclosure on page 35. We also note that you had net losses for 2006 and the first quarter of 2007, generated negative cash from operations in 2006 and the three months ended March 31, 2007, and had an accumulated deficit of $2,065,229 and negative working capital of $2,205,077 at March 31, 2007. Furthermore, your auditors have raised substantial doubt about your ability to continue as a going concern. Please revise your disclosure to discuss how you will meet your operating expenses and cash requirements, including debt and loan obligations, over the next 12 months in light of these facts.

9. Please expand the discussion of your bank loans to disclose their maturity dates, whether the interest rates are fixed and the average interest rate you paid. In addition, please explain why you do not include the bank loans in your analysis of the current and long-term portion of your debt at March 31, 2007.

Lexicon United Incorporated and Subsidiary Financial Statements, page F-8

Note D – Recent Accounting Pronouncements, page F-17

10. We note your disclosure that, although FIN 48 is effective for fiscal years beginning after December 15, 2006, you will adopt the provisions of FIN 48 beginning in the first quarter of 2008. Please revise your financial statements for the quarter ended March 31, 2007 to reflect the adoption of this interpretation as of January 1, 2007 or advise.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director

cc: via facsimile
        Louis A. Bevilacqua, Esq.
        Dawn Bernd-Schulz, Esq.
        Thelen Reid Brown Raysman & Steiner LLP